UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-14217
CUSIP NUMBER: 293306-106

(Check One) ☒ Form 10-K     ☐ Form 20-F   ☐ Form 11-K   ☐ Form 10-Q    ☐ Form 10-D    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended:  December 29, 2012
[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR
For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

ENGlobal Corporation

Full Name of Registrant:

 Former Name if Applicable

654 N Sam Houston Pkwy E, Ste 400

Address of Principal Executive Office (Street and Number)

Houston, TX  77060

City, State, Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has limited staffing and extremely limited resources. Accordingly, the Company will be unable to file its Annual Report on Form 10-K for the year ended December 29, 2012 within the prescribed period. We believe that the subject annual report will be available for filing on or before Monday, April 15, 2013.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Mark Hess, Chief Financial Officer	281	878-1000
(Name)	(Area Code)	(Telephone No.)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation:  The Registrant’s results of operations for the year ended December 29, 2012 will differ materially from the same period in 2011.  For fiscal year 2012, the Registrant expects to report a net loss from continuing operations of $30.1 million and loss per share from continuing operations of $1.13 compared to net loss from continuing operations of $4.4 million and loss per share from continuing operations of $0.16 in fiscal year 2011. In addition, due to the Registrant’s losses from operations and defaults under its debt covenants, the Registrant’s auditors have informed us that their opinion will include a going concern qualification.

Forward Looking Statements — Cautionary Language

Certain statements made above will contain forward-looking statements that involve risks and uncertainty.  A forward-looking statement is a statement that is not a historical fact and, without limitation, includes any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like: “believe,” “anticipate,” “expect,” “estimate,” “project,” “will,” “shall” and other words or phrases with similar meaning in connection with a discussion of future operating or financial performance. In particular, these include statements relating to future actions, trends in the Registrant’s businesses, prospective services or products, future performance or financial results, and the outcome of contingencies, such as legal proceedings.  These statements are based on current expectations and actual results may differ materially from those set forth in such statements.  Additional information concerning factors that may cause actual results to differ is contained in the risk factor section of our previously filed Form 10-K and 10-Qs.

ENGlobal Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 28, 2013	By:	/s/ Mark A. Hess Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.